SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for June 2022

São Paulo, July 5, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of June 2022, compared to the same period in 2021.

Highlights:

|	GOL’s total supply (ASK) increased 68.6%. Total seats increased 74.1% and the number of departures increased by 79.6%. GOL's total demand (RPK) increased by 54% and the load factor was 76.7%.
|	GOL’s domestic supply (ASK) increased 55.9% and demand (RPK) increased by 40.6%. GOL’s domestic load factor was 75.7%. The volume of departures increased by 73.9% and seats increased by 68.6%.
|	GOL’s international supply (ASK) was 223 million, the demand (RPK) was 198 million and international load factor was 88.6%.

June/22 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			Quarterly Traffic Figures (¹)			LTM Traffic Figures (¹)
Operating data *	Jun/22	Jun/21	% Var.	6M22	6M21	% Var.	Jun/22 LTM	Jun/21 LTM	% Var.
Total GOL
Departures	14,812	8,246	79.6%	94,328	52,559	79.5%	175,906	108,985	61.4%
Seats (thousand)	2,569	1,475	74.1%	16,451	9,249	77.9%	30,720	19,134	60.6%
ASK (million)	2,960	1,756	68.6%	19,106	11,033	73.2%	35,089	22,723	54.4%
RPK (million)	2,269	1,473	54.0%	15,150	9,023	67.9%	28,270	18,429	53.4%
Load factor	76.7%	83.9%	-7.2 p.p	79.3%	81.8%	-2.5 p.p	80.6%	81.1%	-0.5 p.p
Pax on board (thousand)	1,877	1,210	55.2%	12,608	7,425	69.8%	23,998	15,228	57.6%
Domestic GOL
Departures	14,337	8,246	73.9%	92,238	52,559	75.5%	173,511	108,985	59.2%
Seats (thousand)	2,488	1,475	68.6%	16,092	9,249	74.0%	30,310	19,134	58.4%
ASK (million)	2,737	1,756	55.9%	18,198	11,033	64.9%	34,055	22,723	49.9%
RPK (million)	2,071	1,473	40.6%	14,387	9,023	59.4%	27,413	18,429	48.7%
Load factor	75.7%	83.9%	-8.2 p.p	79.1%	81.8%	-2.7 p.p	80.5%	81.1%	-0.6 p.p
Pax on board (thousand)	1,806	1,210	49.3%	12,307	7,425	65.8%	23,660	15,228	55.4%
International GOL
Departures	475	0	N.A	2,090	0	N.A	2,395	0	N.A
Seats (thousand)	81	0	N.A	359	0	N.A	410	0	N.A
ASK (million)	223	0	N.A	908	0	N.A	1,034	0	N.A
RPK (million)	198	0	N.A	763	0	N.A	857	0	N.A
Load factor	88.6%	0	N.A	84.0%	0	N.A	82.9%	0	N.A
Pax on board (thousand)	71	0	N.A	301	0	N.A	339	0	N.A
On-time Departures	95.2%	96.4%	-1.1 p.p	93.8%	96.3%	-2.5 p.p	92.6%	95.7%	-3.0 p.p
Flight Completion	99.1%	99.2%	-0.1 p.p	99.5%	99.0%	0.6 p.p	99.4%	98.5%	0.9 p.p
Cargo Ton (thousand)	5.7	3.2	77.8%	31.3	18.6	68.6%	55.0	36.0	52.9%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for June 2022

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshares and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies, and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad and has a partnership with Mercado Livre. The Company has a team of 14,000 highly qualified airline professionals focused on Safety, GOL’s number one value, and operates a standardized fleet of 142 Boeing 737 aircraft. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer